Att
3/16/2004

04003010

SECURITI[...]MISSION
Washington, D.C. 20549

CM

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SEC FILE NUMBER
8- 29446

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CANTERBURY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 JUPITER ROAD, SUITE 203
(No. and Street)

DALLAS	TEXAS	75238
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND E. JENNISON (214) 349-6973
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCCAIN, BRENT N.
(Name — *if individual, state last, first, middle name*)

11325 PEGASUS STREET	DALLAS	TEXAS	75238
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 19 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Att
3.18.2004

OATH OR AFFIRMATION

I, RAYMOND E. JENNISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CANTERBURY SECURITIES, INC., as of DECEMBER 31, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDNA GONZALEZ
Notary Public, State of Texas
My Comm. Expires 10-27-2007

This report** contains (check all applicable boxes):

- xx (a) Facing page.
- xx (b) Statement of Financial Condition.
- xx (c) Statement of Income (Loss).
- xx (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- xx (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- xx (g) Computation of Net Capital
- xx (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- xx (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- xx (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- xx (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Canterbury Securities, Inc.

FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2003

with

Independent Auditor's Report

Brent N. McCain
Certified Public Accountant

Independent Auditor's Report

Board of Directors
First Canterbury Securities, Inc.

I have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brent N. McCain, CPA

Dallas, Texas
February 26, 2004

First Canterbury Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash in bank	$ 32,262
Cash in money market fund	72
Accounts receivable	10,513
Securities owned - Notes 1 and 2	
Marketable, at market value	340,496
Furniture and equipment, at cost, less accumulated depreciation of $37,564 - Notes 1 and 3	18,110
Total assets	$ 401,453

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued liabilities	$ 1,556
Current maturities of long-term debt	4,770
Long-term debt, net of current maturities	5,331
Total liabilities	11,657
Advance from stockholder - Note 4	12,044
Commitments and contingencies - Notes 5 and 7	-
Stockholders' Equity - Note 6	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	54,682
Retained earnings	322,070
Total stockholders' equity	377,752
Total liabilities and stockholders' equity	$ 401,453

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2003

Revenues	
Commissions	$ 193,298
Net dealer inventory gains	80,935
Gains on sale of marketable securities	5,626
Capital gain distributions	10,098
Other miscellaneous income	2,166
Interest and dividends	514
Total revenues	292,637
Expenses	
Commissions	58,942
Communications	6,007
Occupancy costs	8,866
Taxes, other than income taxes	3,905
Other operating expenses	139,326
Total expenses	217,046
Net income	$ 75,591

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2001	$ 1,000	$ 52,682	$246,479	$300,161
Stockholder contribution	-	2,000	-	2,000
Net loss	-	-	75,591	75,591
Balances, December 31, 2001	$ 1,000	$ 54,682	$322,070	$377,752

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

CASH FLOWS TO OPERATING ACTIVITIES	
Net excess of revenues over expenditures	$ 75,591
Adjustment to reconcile to net cash provided by operating activities	
Depreciation	10,773
Capital gains	(15,724)
Proceeds from sale of securities	92,520
Marketable security adjustments	(80,935)
Dividend income reinvested	(511)
Changes in assets and liabilities	
Decrease in accounts receivable	237
Purchase of securities	(34,604)
Decrease in accounts payable	(4,508)
Increase in accrued liabilities	484
Total adjustments	(32,268)
NET CASH FLOWS FROM OPERATING ACTIVITIES	43,323
CASH FLOWS FROM INVESTING ACTIVITIES	
Withdrawal by shareholder	(9,900)
Purchase of equipment	(26,638)
Net book value of trade in	2,288
Capital contribution	2,000
CASH FLOWS TO INVESTING ACTIVITIES	(32,250)
CASH FLOWS TO FINANCING ACTIVITIES	
Proceeds from borrowings	14,351
Payments on debt	(4,250)
CASH FLOWS FROM FINANCING ACTIVITIES	10,101
NET DECREASE IN CASH AND CASH EQUIVALENTS	21,174
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,160
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 32,334
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest expense	$ 348
Income tax	-
Total supplemental disclosures of cash flow information	$ 348

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements include only the accounts of First Canterbury Securities, Inc. The Company is engaged primarily in brokerage and investment advisory business. The Company utilizes a regional securities firm for clearing its customer transactions.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair market value) is included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

The stockholders of the Company have elected to have the operations taxed at the stockholder level rather than at the corporate level. A provision of the Internal Revenue Code allows this election as an S Corporation for Federal income tax purposes. Accordingly, no provision for income taxes is provided. No deferred income taxes (benefits) are provided (recognized) for differences between financial and tax reporting purposes since all differences pass to the stockholders.

Cash and cash equivalents, for purposes of the statement of cash flows, are considered by the Company to be all highly liquid debt instruments purchased that are maturing within three months or less.

Depreciation for both financial and tax reporting purposes is provided for under a systematic charge to expense over the estimated useful lives of the various assets.

Note 2 - SECURITIES OWNED

Marketable securities owned at December 31, 2003 consisted of the following:

Security	Cost	Value	Deferred Gain (Loss)
Mutual Funds	$ 249,762	$ 330,411	$ 80,649
Warrants	3,300	-	(3,300)
Corporate Stocks	13,948	10,085	(3,863)
Total	$ 267,010	$ 340,496	$ 73,486

First Canterbury Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 3 - FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2003 consisted of the following:

Office furniture and equipment	$ 26,800
Automotive	26,638
Leasehold improvements	2,236
Total cost	55,674
Less accumulated depreciation	37,564
Net furniture and equipment	$ 18,110

Note 4 - Advance from stockholder

The stockholder has, from time to time, advanced funds to the Company for working capital needs.

Note 5 - COMMITMENTS AND CONTINGENCIES

The Company occupies office space in a facility owned by the stockholders. The lease, although informal, provides facilities competitive with those of unrelated parties. The terms of the lease provide for monthly rent payments with no long-term commitment.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $298,056, which was $248,056 greater than the amount required. The Company's net capital ratio was .08 to 1.

Note 7 - SUBORDINATED LIABILITIES

The Company has not entered into any agreements for subordinated liabilities.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

Schedule I

First Canterbury Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

NET CAPITAL	
Total stockholders' equity	$ 377,752
Deduction for non-allowable assets	
None customer receivables	10,512
Furniture and equipment - net	18,110
	28,622
Net capital before haircuts on security positions	349,130
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f)	
Other securities	51,074
Net capital - Note 7	$ 298,056
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Notes payable	$ 10,101
Accrued liabilities	1,556
Stockholder advances	12,044
	$ 23,701
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum of net capital required, larger of:	
6 2/3% of aggregate indebtedness, or	$ 1,580
As required under Rule 15c-3-1(a)(2)	$ 50,000
Excess net capital ($298,056 less $50,000)	$ 248,056
Excess net capital at 1000% ($298,056 less 10% of aggregate indebtedness of $2,370)	$ 295,686
Ratio: Aggregate indebtedness to net capital	.08 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 298,056
Net capital, per above	$ 298,056

First Canterbury Securities, Inc.
EXCEPTION TO RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

The following schedules are not presented because the Company does not carry security accounts for customers or perform custodial functions relating to customer accounts and is therefore exempt from Rule 15c-3-3 under (k)(2)(ii).

Schedule II - Computation for Determination of Reserve Requirements

Schedule III - Information Relating to Possession or Control Requirements

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures Options Accounts

First Canterbury Securities, Inc.

Independent Auditor's Report on Internal Accounting

Control Required by SEC Rule 17a-5

Brent N. McCain
Certified Public Accountant

Board of Directors
First Canterbury Securities, Inc.

In planning and performing my audit of the financial statements of First Canterbury Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risks that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brent N. McCain, CPA

Dallas, Texas
February 26, 2004